VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com

10 April 2002

File No. -82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA

02028678

SEC MAIL RECEIVED APR 2 3 2002 WASH. D.C.

SUPPL

Dear Sir or Madam:

Re: Submission for Virotec International Ltd under Rule 12g3-2(b)

Please see attached ASX announcements made on the 10 April 2002.

Yours faithfully

Angus Craig
Company Secretary

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

P

dlw 4/29

April 10th, 2002

VIROTEC TARGETS ASIAN MARKETS AND ESTABLISHES NEW ASIAN BUSINESS ALLIANCES

Virotec International Ltd ("Virotec") (ASX/AIM:VTI) is pleased to announce that, as part of its "Vision 2005" global strategy, and following on from the introduction of services to Europe and North America, it is actively targeting South-East and Central Asia. A number of performance-based, strategic alliances (outlined herein) have been negotiated to expand Virotec into specific Asian markets.

Virotec is initially focusing its strategic efforts on seven countries in the region - China, India, Indonesia, Japan, Malaysia, South Korea and Thailand. These countries were selected after a detailed analysis examined key market indicators such as pollution levels, market sizes and trends, regulatory status, marketing costs, and customer segments in the 25 countries that make up South East and Central Asia.

Dr. Lee Fergusson, Virotec's Chief Operating Officer for Asia explains, "There are many opportunities for Virotec in Asia. Every country in our target group has a significant number of contaminated soil and water bodies that can be remediated with Virotec's specialist technologies and they have the necessary resources, economic strength and infrastructure in place to tackle their problems."

He continues, "Just last month, the Forest Research Institute of Malaysia reported that 14.4% of water associated with the country's 113,700 hectares of former tin mines is used extensively for fruit and crop irrigation, with arsenic, mercury, lead and other heavy metals found in food produced in the region. We have also identified other opportunities in Asia that include chromium-rich tannery waste and industrial effluent treatment."

The company confirms today that it has signed Agreements for new business relationships in Asia as follows:

(a) A Marketing and Licencing Agreement with Jiangsu Yihuan Group Corporation based in Jiangsu, People's Republic of China (www.yihuan.com). The Jiangsu Yihuan Group is a wastewater and environmental equipment and solutions specialist. The company, founded in 1976, has ISO 9001 quality system acceptance, employs more than 1,000 staff, and occupies more than $42,000^2$m of workshop and laboratory space. The Agreement authorizes the Jiangsu Yihuan Group Corporation to market and sell Virotec's products and services under licence throughout the People's Republic of China.

(b) A Marketing and Licencing Agreement with Alpac (Malaysia) Sdn Bhd, a water treatment and wastewater company based in Kuala Lumpur, Malaysia, and Alpac Technologies (Madras) Pvt Ltd, an environmental engineering company based in Chennai, India. Both companies are subsidiaries of Waterworks Technologies, Inc. a Calgary-based Canadian environmental engineering company (www.waterworks.ca). The Agreement authorizes both companies to market and sell Virotec's products and services under licence throughout Malaysia and India respectively.

(c) A Strategic Alliance Agreement with Kyungchang Geotechnical Consultant Co Ltd, a geotechnical environmental company based in Taegu, South Korea. The Agreement authorizes Kyungchang Geotechnical to act as an agent to market and sell Virotec's products and services throughout South Korea and was entered into with the express purpose of securing contracts to treat water in the country's 9,600 abandoned mine sites and 900 uncontrolled waste landfills.

(d) A Memorandum of Understanding with Mahendra International, a business consultancy based in New Delhi, India to liase directly with India's alumina refinery industry and to identify and secure an Indian customer base for Virotec.

(e) A Marketing and Licencing Agreement with PT. Portal Bisnis Pasific Barat, a business development and marketing company based in Jakarta, Indonesia (www.siliconoctopus.com). PT. Portal Bisnis Pasific Barat is the local trading company of West Pacific Global Trading Portal, which is authorized to secure local and national government contracts. The agreement authorizes PT. Portal Bisnis Pasific Barat to market and sell Virotec's products and services under licence throughout Indonesia.

(f) A Marketing and Licencing Agreement with AWM Consulting, an environmental consulting firm based in Hyderabad, India (www.awmconsulting.com). The Agreement authorizes AWM Consulting to market and sell Virotec's products and services under licence throughout India.

(g) A Marketing and Licencing Agreement with PT. Niromukti Adhisemesta, a wastewater treatment company based in Jakarta, Indonesia. The Agreement authorizes PT. Niromukti Adhisemesta to market and sell Virotec's products and services under licence throughout Indonesia.

Furthermore, International Environment Technology Solutions Pty Ltd ("IETS") has sought, and Virotec has granted, a four-month extension to its existing Agreement with Virotec, so it can further define its scope of work and finalize its agreements with the Dianchi Lake Authority. As previously announced, IETS reportedly has a separate MOU with Chinese government agencies to provide management and technologies for the remediation of Dianchi Lake, in the People's Republic of China.

Executive Chairman, Brian Sheeran concludes, "Asia is a dynamic market for cleaner water and cleaner soils, and we have negotiated performance-driven agreements that specifically target new customers in Asia. Furthermore, our new Asian business associates will support Virotec in gathering market, regulatory and competitive intelligence and provide in-country customer support, as well as introduce the company to key government decision-makers, industry leaders and target customers in the mining sector. I look forward to updating shareholders with further developments in the months ahead."

Bauxsol Technology is a patented, proprietary, ecological improvement technology, marketed and distributed by Virotec International Ltd, that has an outstanding ability to bind heavy metals and neuralise acid in contaminated water and soils.

For further information on Virotec, go to www.virotec.com.

Enquiries:

Angus Craig, Virotec International Ltd	**Tel: +617 5530 8014**
Melissa Toomey, SPIN Business Solutions	**Tel: +617 3251 8111**
David Youngman, W. H. Ireland Ltd	**Tel: +44 161 832 6644**
Shane Dolan/ James Benjamin, Biddicks	**Tel: +44 207 448 1000**

VIROTEC International Ltd

8 April 2002

ISSUE OF SHARES ON EXERCISE OF OPTIONS

Virotec International Ltd (ASX/AIM: VTI) has today issued a total of 5,454,830 ordinary shares representing the exercise of 5,454,830 options expiring 31 March 2002 exercisable at 20 cents each.

The current issued capital of Virotec is as follows:

168,193,841	**Ordinary shares**
18,050,000	**Options** (unquoted) with various expiry dates between 30 June 2002 and 31 October 2005 and exercisable at various exercise prices between 20 cents and $2.00.

Angus Craig
Company Secretary

AUSTRALIAN STOCK EXCHANGE
VTI000103

LSE:

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO BOX 188
SANCTUARY COVE QLD 4212
AUSTRALIA
www.virotec.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

Virotec International Limited

ACN, ARBN or ARSN

004 801 398

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,454,830
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same as existing ordinary shares as provided for in the company's constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20 cents each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 April 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
168,193,841	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,700,000	Options $1.00 by 31/08/03
500,000	Options $2.00 by 30/06/02
250,000	Options $1.00 by 30/06/02
1,000,000	Options 75 cents by 30/11/02
900,000	Options $1.00 by 30/11/03
10,000,000	Options 20 cents by 28/02/03
850,000	Options 56 cents by 30/11/03
200,000	Options 47 cents by 28/02/04
150,000	Options 47 cents by 30/07/05
1,100,000	Options $1.00 by 30/07/05
400,000	Options $0.61 by 31/10/05

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue – n/a

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

+ See chapter 19 for defined terms.

100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☒ Cheque attached

☐ Electronic payment made

+ See chapter 19 for defined terms.

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Angus Craig (Company secretary) Date: 08/04/02

Print name: ANGUS CRAIG

== == == == ==

+ See chapter 19 for defined terms.

VIROTEC
International Ltd

FACSIMILE

Attention:	Company Announcements Office
Company:	Australian Stock Exchange
Fax Number:	1300 300 021
From:	Angus Craig
Date:	10 April 2001
Total Pages:	9 (including cover)
Subject:	Replacement Appendix 3B

Please find attached a replacement Appendix 3B for that lodged on 8 April 2002 as requested by ASX.

Angus Craig
Company Secretary

AUSTRALIAN STOCK EXCHANGE
VTI000105

PO Box 188, Sanctuary Cove, Queensland 4212 Australia Tel 61 7 5530 8014
Fax 61 7 5530 8052 mail@virotec.com www.virotec.com ACN 004 801 398

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Virotec International Ltd

ABN

004 801 398

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,454,830
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Same as existing ordinary shares as provided for in the company's constitution

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20 cents each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of unlisted options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	168,193,841	Ordinary shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,700,000	Options $1.00 by 31/08/03
500,000	Options $2.00 by 30/06/02
250,000	Options $1.00 by 30/06/02
1,000,000	Options 75 cents by 30/11/02
900,000	Options $1.00 by 30/11/03
10,000,000	Options 20 cents by 28/02/03
850,000	Options 56 cents by 30/11/03
200,000	Options 47 cents by 28/02/04
150,000	Options 47 cents by 30/07/05
1,100,000	Options $1.00 by 30/07/05
400,000	Options 61 cents by 31/10/05

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/a

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [x] Cheque attached
- [ ] Electronic payment made
  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
- [ ] Periodic payment as agreed with the home branch has been arranged
  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Angus Craig............ Date: ..10/04/02..
(~~Director~~/Company secretary)

Print name: ......ANGUS CRAIG......

== == == == ==

+ See chapter 19 for defined terms.

VIROTEC
International Ltd

FACSIMILE

Attention:	Company Announcements Office
Company:	Australian Stock Exchange
Fax Number:	1300 300 021
From:	Angus Craig
Date:	10 April 2001
Total Pages:	5 (including cover)
Subject:	Change in Director's Interest notices

Attached are two Changes in Director's Interests Notices for release to the market.

Angus Craig
Company Secretary

PO Box 188, Sanctuary Cove, Queensland 4212 Australia Tel 61 7 5530 8014
Fax 61 7 5530 8052 mail@virotec.com www.virotec.com ACN 004 801 398

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	VIROTEC INTERNATIONAL LTD
ABN	81 004 801 398

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRUNO BAMONTE
Date of last notice	1 JANUARY 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a
Date of change	31 March 2002
No. of securities held prior to change	380,000 Ordinary shares 2,500,000 Options
Class	Ordinary shares Options exercisable at $0.20 expiring 31/03/02
Number acquired	875,000 ordinary shares (options exercised)
Number disposed	1,625,000 options (options lapsed)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	20 cents per share
No. of securities held after change	1,255,000 ordinary shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options expiring 31/03/02 Lapse of options expiring 31/03/02

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public. Introduced 30/9/2001.

Name of entity	**VIROTEC INTERNATIONAL LTD**
ABN	**81 004 801 398**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN SHEERAN
Date of last notice	1 JANUARY 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Sheeran Nominees Pty Ltd (controlled by B.Sheeran) Christine Boland (an associate of B.Sheeran)
Date of change	31 March 2002
No. of securities held prior to change	2,765,542 Ordinary shares 2,500,000 Options 600,000 Options
Class	Ordinary shares Options exercisable at $0.20 expiring 31/03/02 Options exercisable at $0.56 expiring 30/11/2003
Number acquired	nil
Number disposed	2,500,000 options (options lapsed)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	2,765,542 ordinary shares 600,000 options expiring 30/11/03 exercisable at $0.56
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Lapse of options expiring 31/03/02

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.